Exhibit 7.4


September 30, 2005


Charles Morgan
Securities Inc.,
10 West St. 35C
New York, NY 10004


PCM Industries Inc.,
10 West St.
New York. NY 14004

RE; $500,000 CAPITAL CONTRIBUTION

        Let this serve as a letter of understanding between the two parties, Charles Morgan Securities having its principal offices at 10 West St.,
New York, NY 10004, hereinafter referred to as CMS, and PCM Industries, having it's principal offices at 10 West St., New York, NY 10004, hereinafter referred to as PCM, that as of today a total contribution has been made to CMS by PCM for $500,000 five hundred thousand dollars for the benefit of CMS's operations as an investment advisory firm and to further fund CMS in it's attempt to acquire a boker dealer license and operate as such.
For value received it is agreed that in return for such investment PCM will be entitled to 20% twenty percent of all equity earned by CMS in connection with any and all investment advisory services, consulting agreements, money raises, and any and all compensation that is earned by CMS in the form of equity. The term equity shall include any and all options, warrants, agreements to purchase warrants or options, preferred stock or common stock earned by CMS as a result of any and all agreements that CMS may enter into. It is further agreed that CMS will pay a management fee of $100,000 one hundred thousand dollars for each calendar year of operation commencing on Dec. 10, 2007. It being agreed to and understood to be binding on both parties as of today September 30, 2005.

Agreed to and by:


Paul E. Taboada
President/CEO PCM Industries Inc.


Paul E. Taboada
President/CEO CMS Inc.

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